Mail Stop 3561

March 23, 2007

Mr. Jonathan Furer
Chief Executive Officer
Arcade Acquisition Corp.
c/o Arcade Partners, LLC
62 La Salle Road, Suite 304
West Hartford, Connecticut 06107

> **Re:** **Arcade Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-140814**
> **Filed on February 21, 2007**

Dear Mr. Furer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $50,000,000. Please tell us the factors you considered when determining that you might need $47,500,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

2.   The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning less than 30% of the shares sold in the offering exercise their redemption rights. Please provide clear disclosure throughout the prospectus that this requirement is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

3.   In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

4.   We note your disclosure on page one that, "the business combination must be a transaction with one or more operating businesses in which the collective fair market value of the target business, at the time of the business combination, is at least 80% of our net assets at the time of the business combination." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses and whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate. We may have further comment.

5.   In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to redeem their shares.

6.   In an appropriate location in the prospectus, please explain the nature and purpose of a limited life exempted company.

7.   We note your disclosure that several members of management to the company have held positions in other blank check companies. The staff believes that additional disclosure is required about these relationships and accordingly requests that you disclose for each blank check company: (a) summarize the key terms of the merger agreement, including details regarding contingent payments; (b) the percentage of shares voted in favor of the business combination, excluding management shares; (c) the percentage of shares which elected to redeem their securities; and (d) whether management has been employed by the company following the business combination, including a discussion of the material terms of such agreement.

8.   We note that management appears to be affiliated with various private equity firms. Please clearly discuss in appropriate places in the registration statement, such as the summary and/or business section whether Arcade Acquisition may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these private equity firms or an affiliate thereof. In the case of a combination with an affiliate of existing stockholders, officers and directors, including portfolio companies of the private equity firms in which they are associated, please disclose whether the company will obtain an opinion from an independent investment banking firm that the business combination is fair to stockholders from a financial point of view. Please discuss in detail any consideration that the company or its officers and directors have given to entering into a business combination with companies that are portfolio companies of the private equity firms in which officers, directors and existing stockholders are associated. We may have further comment.

9.   The staff notes that some of the officers/directors of the company disclose a significant level of experience that is derived from such individual's existing and ongoing involvement in private equity firms. In light of the ongoing nature of the involvement of the officers/directors with these firms such as, Arcade Partners, LLC, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

10.   Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.

11.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Cover page

12.   The prospectus states that Arcade was formed for the purpose of acquiring, among other things, "control through contractual arrangements" of an operating business. Please explain what is contemplated.

13.   It appears that Arcade may acquire an operating business located anywhere in the world. Please confirm and add this information, if appropriate.

The Offering, page 3

Liquidation if no business combination, page 9

14.   In this section, please briefly discuss the disclosure in the last risk factor on page 11 that the proceeds in the trust account could be subject to claims that could take priority over the claims of public stockholders, and thus, the per share liquidation price could be less than the initial $7.76 per share held in the trust account.

Escrow of existing stockholders' securities, page 9

15.   Please discuss whether the interests in Arcade Acquisition Investors, LLC are subject to escrow or whether such interests are freely transferable.

Summary Financial Data, page 10

16.   We note the statement at the bottom of page 10 that, "However, the amount our public stockholders may receive pursuant to the exercise of redemption rights afforded to such stockholders is subject to any valid claim by our creditors which are not covered by amounts held in the trust account or the indemnities provided by our executive officers and directors." Please discuss whether this disclosure is in relation to the company's liquidation. If the disclosure is in relation to redemption by public stockholders where a business combination has been consummated, please provide adequate disclosure in the summary, risk factors and business sections to explain this risk.

Risk Factors, page 11

Risks associated with our business

17.   We note the statement in the last sentence of the first risk factor that you will not generate any revenues (other than interest income on the proceeds of the offering) until after the consummation of a business combination. Since you intend to acquire an operating business, please tell us why you believe that interest income on the proceeds of the offering would be classified as revenue in your financial statements. Revise your disclosures as appropriate.

18.   The seventeenth risk factor on page 18 indicates management's believe that "… there are numerous potential target businesses that we could acquire with the net proceeds of this offering …." Please provide a factual basis for this opinion.

19.   The thirty-third risk factor on page 23 appears duplicative in view of the twelfth risk factor on page 16. Also, in the thirty-third risk factor, the risk that the company may seek a business combination with a target business with which one or more of your existing stockholders may be affiliated appears to be a separate risk than conflicting fiduciary duties. Please revise accordingly.

Risks associated with the offering, page 19

20.   As noted previously, it appears that Arcade may acquire an operating business outside the United States. The last risk factor on page 24 addresses the effects of foreign currency fluctuations upon cost of operations. Please add an additional risk factor to address the general risks of doing business abroad, such as economic, political and legal risk; the risks involved in currency conversion and repatriation of funds; and the need for financial statements that are prepared in accordance with, or can be reconciled to, U.S. Generally Accepted Accounting Principles and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Proceeds, page 25

21.   We note the statement on page 26, and similar disclosure elsewhere, that "[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business …"   Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust and the interest earned on the trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Proposed Business, page 34

Effecting a Business Combination

General

22.   Please explain what is meant by "middle market companies."

23.   Please either provide a factual basis for management's belief that there are significant opportunities to effect middle market acquisitions or delete. See also page 42 ("… we believe that there are numerous potential target businesses that we could acquire with the net proceeds of this offering").

Our business strategy, page 35

24.   The prospectus states, in connection with the criteria and guidelines for prospective target businesses on page 35, that the company may decide to enter into a combination with a business(es) that that "do[es] not meet some or all of these criteria and guidelines." We note also that the sixth risk factor on page 13 indicates that a target business may be "a financially unstable company or an entity in its development stage." See also page 36 ("a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings"). In view of management's belief that the factors cited on page 35 are "important in evaluating prospects," please explain more fully the considerations that would lead management to disregard those factors in the selection of a target business(es).

Financial Statements, page F-3

Note E – Commitments, page F-9

25.   Please reconcile your disclosures on pages 32, 65 and F-10 regarding the valuation of the underwriter purchase option (UPO). We note that a fair value of $1.54 million is disclosed on pages 32 and F-10, but a fair value of $2.26 million is disclosed on page 65. Also, we note that the first paragraph of your disclosure on page F-10 indicates that the option has a four year life, but a five year expected life was used for the valuation.   Please clarify and revise your disclosures as appropriate.

26.   We note your disclosure that the volatility calculation of 35% is based on the most recent trading day average volatility of a representative sample of 16 blank check companies that completed a business combination and have a sufficient subsequent trading history. Please provide us with the name, market capitalization and calculated volatility for each of the identified companies, and

tell us why you believe that your volatility calculation is consistent with the requirements of paragraphs A22 and A32 of SFAS 123(R). To the extent that the subsequent trading history of each identified company is less than the expected term of the UPO, tell us how you considered this in your analysis.

Financial Statements, page F-3

27.   Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Exhibit 23.2

28.   You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Fran Stoller, Esq.
Fax: (212) 214-0706